UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

November 14, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
(Code Number:	8411 TSE • OSE 1st Sec.)

Company Name:	Mizuho Bank, Ltd.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	1-1-5 Uchisaiwaicho
Chiyoda-ku, Tokyo

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi
Chiyoda-ku, Tokyo

Memorandum of Understanding on Merger

between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), as publicly announced on September 16, 2011, in the “Actions toward Integration by Merger, Etc., between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.,” made a determination to proceed with the consideration of, and preparation for the actions regarding, the specific method of integration and the detailed schedule, etc., in order to realize the integration between the two banks by merger, etc. MHFG, Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) hereby announce that they have determined, at their respective meetings of the board of directors held today, to conduct a merger between MHBK and MHCB, each a wholly-owned subsidiary of MHFG (the “Merger”), on the assumption that filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries, and MHFG, MHBK and MHCB signed a memorandum of understanding (the “MOU”) for the further consideration and discussion of the details as described below.

1.	Purpose of the Merger

Through a merger between MHBK and MHCB, our group (“Mizuho”) aims to become able to provide directly and promptly diverse and functional financial services to both MHBK and MHCB customers, utilizing the current “strengths” and “advantages” of MHBK and MHCB, and to continue to improve customer services by further enhancing group collaboration among the banking, trust and securities functions. At the same time, MHFG aims to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.

In addition to the Merger, MHFG will consider the possibility of a consolidation that includes Mizuho Trust & Banking Co., Ltd. (President & CEO: Takashi Nonaka).

2.	Summary of the Merger

(1)	Schedule of the Merger

Mizuho is planning to conduct the Merger by around the end of the first half of fiscal year 2013 on the assumption that the resolutions concerning the merger agreement for the Merger will be adopted by the board of directors and at the general meeting of shareholders of each of MHBK and MHCB and filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries.

The meetings of the board of directors for approval of the MOU	November 14, 2011
Signing of the MOU	November 14, 2011
Effective date of the Merger	by around the end of the first half of fiscal 2013

(2)	Method of the Merger

An absorption-type merger, whereby MHCB will be the surviving company and MHBK will be the dissolving company, is scheduled.

(3)	Consideration for the Merger

MHFG holds all of the issued shares for each of MHBK and MHCB (excluding treasury stock). Therefore, upon the Merger, MHCB (the surviving company in absorption-type merger) will not deliver to shareholders of MHBK (the dissolving company in absorption-type merger) shares or any other cash, etc., as consideration for the Merger.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Merger

MHBK and MHCB have issued neither stock acquisition rights nor bonds with stock acquisition rights.

(5)	Outline of New Company

Trade Name	Mizuho Bank, Ltd. (The trade name of Mizuho Corporate Bank, Ltd., which is the surviving company in absorption-type merger, is scheduled to be changed on the effective date of the Merger.)
Location

3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo

(Address at which the head office of the current MHCB is located) Please note that, after the completion of the “Otemachi 1-6 Project” Building (tentative name), located at 6, Otemachi 1-chome, Chiyoda-ku, Tokyo, which is now under construction and is scheduled to be completed after the effective date of the Merger, the location of the head office will be moved to the location of the new building.

Representative	MHFG, MHBK and MHCB will consult with each other and determine the future representative.
Purpose of Business	Bank business
Capital	Upon the Merger, neither the capital nor reserve will be increased.

(6)	Preparation for the Merger

MHFG, MHBK and MHCB will establish a “Committee for Consolidation Promotion,” as well as a “Project Team for Consolidation Promotion,” as the management office for such Committee, at MHFG, in order to facilitate preparations for the Merger. A “Working Group,” which is to be established under the Committee for Consolidation Promotion, will conduct individual merger preparations for each business area.

(7)	Others

MHFG will announce the management structure and management, etc., after the Merger as soon as they are determined.

3.	Outlook

The Merger will not change the earnings estimates for the fiscal year ending March 31, 2012 announced by MHFG.

Outline of the Parties

(1)	Name	MHCB (surviving company)	MHBK (dissolving company)

(2)	Location	3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo	1-5 Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	President & CEO: Yasuhiro Sato	President & CEO: Takashi Tsukamoto

(4)	Purpose of Business	Bank business	Bank business

(5)	Capital (consolidated) (as of March 31, 2011)	¥1,404,065 million	¥700,000 million

(6)	Date of Establishment	April 1, 2002	April 1, 2002

(7)	Number of Issued Shares (as of March 31, 2011)

16,151,573 shares (common shares)

64,500 shares (the Second Series Class IV preferred shares)

85,500 shares (the Eighth Series Class VIII preferred shares)

3,609,650 shares (the Eleventh Series Class XIII preferred shares)

10,006,205 shares (common shares)

64,500 shares (the Forth Series Class IV preferred shares)

85,500 shares (the Fifth Series Class V preferred shares)

1,800,000 shares (the Tenth Series Class XIII preferred shares)

(8)	Fiscal Year End	March 31	March 31

(9)	Number of Employees (as of March 31, 2011)	8,307	18,969

(10)	Major Shareholder and Percentage of Shareholding (as of March 31, 2011)	MHFG 100% (excluding treasury stock held by MHCB)	MHFG 100% (excluding treasury stock held by MHBK)

(Exhibit)

Synergy Effects to be Achieved by Integrated Group Management (Transformation into “One Bank,” etc.)

1. Intention

Merger between MHBK and MHCB as a core part of establishing the most effective and advanced group management structure

Mizuho aims to establish a new corporate structure and corporate governance structure, with which it will be able to utilize the following functions most effectively as the only financial group in Japan with banks, trust banks and securities companies under one umbrella, and thereby to improve further customer convenience.

Through the Merger, which constitutes the core of the establishment of the advanced group management structure, Mizuho aims to become able to provide directly and promptly diverse and functional financial services to both MHBK and MHCB customers, utilizing the current “strengths” and “advantages” of MHBK and MHCB, and by further enhancing group collaboration among the banking, trust and securities functions. At the same time, Mizuho aims to enhance further the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency, leading to maximize the group profitability.

2. Business Strategies

Invigorate business activity through coordinated approach to customers and develop financial know-how within the group

In order to realize the synergy effects of the Merger in advance of its consummation, Mizuho will pursue the following business strategies:

(1) Relationship Management Units

Under the relationship management units, the transformation into “one bank” will remove the barriers between MHBK and MHCB. Accordingly, by taking an integrated approach to Mizuho’s customers and thoroughly developing the financial know-how and industrial expertise of both MHBK and MHCB within the group, Mizuho will further invigorate its business activities and provide financial services to meet all the customer needs through the unified efforts of the group.

Specifically, Mizuho will further promote businesses related to the employees of MHCB’s customers, taking advantage of MHBK’s retail marketing expertise, and enhance support for the overseas businesses of MHBK’s customers by utilizing MHCB’s overseas network. Also, Mizuho will, in relation to MHBK’s customers, actively utilize MHCB’s know-how for businesses related to large corporate customers and capability to provide comprehensive proposals for business solutions. Through those activities, Mizuho will further enhance business promotions that meet customer needs. At the same time, Mizuho will strive to pursue group synergy effects through the integrated management of banking, trust and securities functions through further collaboration among such functions.

(2) Markets Units

Under the markets units, Mizuho will strive to strengthen the efficiency of its market operations in respect of both use of funds and source of funds and will aim to strengthen profits through the effective utilization of risk capital and the enhanced risk management.

3. Organization and Structure

Strengthen integrated group-wide operations through having an executive officer/general manager in charge of the respective corporate management units concurrently assume the corresponding post and through a group-wide business promotional structure.

Downsize personnel (3,000 employees) by integrating the functions that are common across the group and improving productivity, etc.

(1) Substantive “One Bank”

While consummating the Merger by around the end of the first half of fiscal 2013, Mizuho plans to start the substantive “one bank” structure beginning April of next year, prior to the effective date, in order to pursue the merger synergies in advance of the Merger.

(2) Outline of Organization and Structure

The five new project teams (PTs) that launched in July this year (i.e., PT for Advanced Group Structure, PT for Substantive One Bank, PT for HRM Structure Reform, PT for Operations Platform Unification and The Next-Generation IT Systems Promotion Office) have been making steady progress, and designing the organization in respect of the transformation into the substantive “one bank” is in the process in accordance with the following policies.

In the corporate planning and management units, Mizuho will promote the unification of MHFG, MHBK and MHCB in order to strengthen group governance and improve group management efficiency, and, in principle, an executive officer/general manager of either company in charge will concurrently assume the corresponding post at the other two companies. In the relationship management units and the products units, based on customer characteristics, Mizuho will establish a business promotional structure that applies across MHBK and MHCB, in order to provide advanced solutions that meet the needs of the customers of each segment. Mizuho will also consider the possibility of an integration that includes Mizuho Trust & Banking Co., Ltd. (MHTB).

With the above-mentioned establishment of the organization and structure upon the transformation into the substantive “one bank” followed by the legal transformation into “one bank,” Mizuho will aim to downsize by 3,000 personnel by consolidating common functions across the entities and improving productivity.

Mizuho will also aim to decrease the number of management personnel by approximately 20% by the time of the Merger.

In addition, Mizuho Securities Co., Ltd. (MHSC) will steadily implement the “Operation Base Restructuring Program,” which contains a downsizing by approximately 700 personnel, and strive to further reduce expenses through streamlining associated with the merger between MHSC and Mizuho Investors Securities Co., Ltd. (MHIS).

4. Quantitative Effects (Estimation)

Revenue Synergies of JPY 60Bn + Cost Synergies of JPY 40Bn
= Synergy effects of JPY 100Bn

(1) Revenue Synergies (top-line growth)

	Items	Estimation of effect for FY2015 (Compared to FY2011)
(i) Transformation into “one bank”		+ JPY 60Bn
Retail

Strengthen business promotion directed to employees of MHCB’s customers (asset management products and housing loans, etc.)

Promote housing loans in collaboration with major housing developers and contractors that are MHCB’s customers

Corporate	Strengthen business promotion directed to MHBK’s customers by utilizing MHCB’s products proposal capabilities and overseas network.
Markets	Strengthen the efficiency of market operations and enhance market returns through effective utilization of risk capital and the enhanced risk management
(ii) Collaboration among the banking, trust and securities functions
Trust function collaboration	Strengthen business promotion for both MHBK’s and MHCB’s customers (stock transfer agency and testamentary trusts, etc.)
Securities function collaboration	Extend MHSC’s securities function for the benefit of MHBK’s corporate customers.

(2) Cost Synergies

	Items	Estimation of effect for FY2015 (Compared to FY2011)
(i) Downsizing of personnel		+ JPY 40Bn
Reduction of Personnel Expense	Downsize by 3,000 personnels through consolidating and streamlining corporate planning and management units and operating units
(ii) Other cost reduction measures
Reduction of Property Expense	Promote group unification of peripheral systems; Reduce office space
Mizuho Securities Co., Ltd.	Operation Base Restructuring Program: downsize by approximately 700 personnel, and further reduce expenses associated with the merger with MHIS (Review of redundant branches, etc.)

(Note) MHFG: Mizuho Financial Group, Inc. MHBK: Mizuho Bank, Ltd. MHCB: Mizuho Corporate Bank, Ltd.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including our inability to effectively implement the Merger and the related business strategies on a timely basis, or at all, as well as, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.